Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: J.D. Edwards & Company

(Commission File No. 0-23091)

        The following is a series of messages to employees of J.D. Edwards & Company relating to the proposed merger between PeopleSoft, Inc. and J.D. Edwards pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2003. The messages are posted on J.D. Edwards’ internal web site.

Plan to Attend: An Invitation From Bob Dutkowsky

J.D. Edwards today announced the plan to merge with PeopleSoft. It’s an exciting announcement that I’m sure all of you have questions about. I believe, as does our board of directors, that this merger is the best way to accelerate the fulfillment of our vision to build a great, truly global, company that achieves consistent profitable growth, cares for its employees, and is dedicated to total customer satisfaction. This morning, I’ll be able to meet with all of you during a special all-hands meeting held at the Denver Tech Center Marriott. Denver employees should plan to attend today at 10 a.m. MT.

Denver Tech Center Marriott

Columbine Ballroom

4900 South Syracuse

10 a.m. MT

A Message from Bob Dutkowsky

Dear Colleague:

Today marks the beginning of the next phase in the evolution of J.D. Edwards. I am very excited to announce our intention to merge with PeopleSoft, thus forming the world’s second largest enterprise application software company, with combined revenues of $2.8B, more than 11,000 shared customers, and more than 12,000 employees.

The purpose of this message is threefold:

•	First, I want to communicate how this merger fulfills the vision of J.D. Edwards, and strengthens our ability to make that vision a reality.

•	Second, I want to communicate how this merger will combine the complementary strengths of two industry-leading companies for a whole greater than the sum of its parts.

•	Third, I want to share with you how the merger will combine two very similar customer-focused cultures to enhance J.D. Edwards’ pledge to make customers stronger.

Fulfilling Our Vision

As you already know, our vision is to build a great, truly global, company that achieves consistent profitable growth, cares for its employees, and is dedicated to total customer satisfaction.

This merger is in no way an abandonment of that vision. In fact, I believe, as does our board of directors, that this merger is the best way to accelerate the fulfillment of this vision. Why? Because it combines two organizations with complementary strengths into a stronger, integrated whole. It will better equip us to act on that vision to the benefit of our shareholders, our customers, and our employees.

Leveraging Our Complementary Strengths

Although J.D. Edwards and PeopleSoft are both global enterprise software companies, each company brings to the table unique strengths:

•	Market Expertise — First, the merger brings together J.D. Edwards’ leadership in the mid-market with PeopleSoft’s strong position in the large enterprise space. Second, the new company combines PeopleSoft’s strength in the services industries and government, with J.D. Edwards’ strength in manufacturing and distribution, asset intensive industries, and project oriented industries. In addition, the merger expands our ability to reach international geographies. In summary, this dramatically broadens the ability of the new company to serve the entire enterprise application software market.

•	Product Leadership — Like J.D. Edwards, PeopleSoft’s enterprise suite of products are regarded as some of the best in the industry. J.D. Edwards is ranked as one of the strongest companies in providing products for manufacturing & distribution, highlighted by our integrated advanced planning and supply chain execution software. These complementary product capabilities offer significant opportunity for cross-selling to our combined customers as well as providing a more complete set of solutions for new customers.

Enhancing Our Common Culture

The employees of both of our companies share a cultural passion for serving the customer and delivering measurable value. We express this in our commitment to making customers stronger. PeopleSoft shares this commitment to delivering real value to each customer.

In summary, this merger is the result of a well-considered decision by our board of directors, with the belief that this is the best strategic action for J.D. Edwards to take. The people and assets of J.D. Edwards will add tremendous value to the new combined company, and the new company will offer our people a compelling opportunity for career growth. The resulting business has greater global scale and market expertise, along with the opportunity for increased revenue growth and increased margins and profits.

I know you have a lot of questions on how this merger will affect the company and you personally. Keep in mind this is just the first step in a long process. Many of your questions don’t even have answers yet. But rest assured that we will answer those questions as soon as we can. I encourage you to listen to the conference call that we’ll be holding with our investors for more information on the merger. The call will be available from the Investor Relations section of our external Web site. I also recommend you review the “all hands” webcast available on the Knowledge Garden®.

This merger is being reviewed by a number of government agencies and will likely be closed in about 120 days. In the meantime, we are J.D. Edwards, and we need to execute all the functions of our company with a mindset of “business as usual.”

We still have commitments to our shareholders and our customers to live up to. In fact, just next week, approximately 8,000 customers, partners, and prospects will be coming to Denver for the Quest Global user conference. Those customers deserve our full attention and dedication.

As I said in my quarterly update voice mail, we need to focus all of our energies on delivering strong results in the third and fourth quarters. This need has not changed, so I’m counting on you to deliver results.

Regards,

Bob Dutkowsky

A Message from Bob Dutkowsky to J.D. Edwards Managers on Today’s Merger Announcement

Today’s announcement has no doubt caused a lot of uncertainty and excitement among your staff. In situations like this, people have a natural desire to know more, and they show the tendency to fill in any informational gaps with speculation and gossip. As the leaders of J.D. Edwards, I’m asking you to help counter that tendency.

It’s your responsibility to hold meetings with your staff members to put the announcement in context and to answer what questions you can at this point. Denver managers should hold these meetings following the all-hands meeting scheduled for 10 a.m., MDT. For those of you outside Denver, please work to hold these meetings as soon as possible. You should consult with your functional vice presidents and directors to determine at what level to run the meetings for your location. For some of you, vice presidents will conduct the meetings. For others, the responsibility will fall to directors and managers.

Set an example by avoiding gossip and staying productive. Discuss the merger, but remind your staff that we still have an obligation to our customers and colleagues to stay focused on the work at hand. Point them to the conference call available on our external Web site, and to the webcast available on the Knowledge Garden®. Reassure them that they will see additional information as soon as it becomes available. In the meantime, we need to continue to develop, market, and sell software and serve our customers to the best of our ability. The attached meeting guide may help you put the merger in clearer context, and answer some of the questions your employees have.

This is an important step in the evolution of J.D. Edwards. It’s critical that we keep our focus on what has made this a great company to do business with, and a great company to work for.

Thank you

Bob Dutkowsky

J.D. Edwards Managers’ Messaging

Key messages to Communicate

•	This merger represents the first combination of major players in the enterprise software industry. By acting now, we realize a significant “First Mover” advantage, and we position ourselves to lead the industry in expanding our ability to serve customers.

•	As of 6/2 there is an intent to merge. We will not actually merge until after government review and approval. We anticipate the actual close to take about 120 days.

•	This will create a leadership position in the mid market. Our primary rationale for this merger is to leverage J.D. Edwards’ leadership in the mid-market, to create the mid-market franchise.

•	Until the merger actually closes, J.D. Edwards must continue to act as an independent company and treat Peoplesoft just as any other competitor in sales situations.

•	Answers regarding product lines, employment, benefits, etc. will not be available within the first weeks. But teams are working hard on developing those strategies and as soon as answers are available, they will be distributed to you and your teams.

•	It is critical we stay focused on Quest Global Conference execution.

•	It is critical we stay focused on driving revenue and cost containment in Q3 — keep your eye on the ball.

•	Don’t spend time speculating and spreading rumors. It has no value and takes your eye off the ball. Details will come out in due time as many people are working on answering the plethora of questions to move along the transition.

•	There will be a Knowledge Garden page set up with relevant information that will be regularly updated. An e-mail address will be set up where people can ask relevant questions. Regular OneVoice articles will be issued as well.

“Why” — Strategic Rationale for Merger

1.	Establish Global Position of Scale [1+1=3]

11,000+ customers, 12,000+ employees, ~$3B in sales, profitable

2.	First Mover Advantage
•	Positions the combined company to lead in serving customers

3.	Offer Compelling Enterprise and Mid-Market Solutions under one brand
•	~ 6,500 Enterprise clients plus ~4,500 Mid-Market/Mid-Cap. Clients
•	provides unique strengths in both markets
•	strong domain knowledge in the particular buying criteria of both

4.	Expand Industry Coverage
•	PeopleSoft Stengths in Services Industries: Fin. Services, Communications, Healthcare, Education, and Government
•	J.D. Edwards Strengths in Manufacturing and Distribution, Construction, Real Estate and Asset Intensive Industries

5.	Cross Sell and Upsell Product Opportunities for Both Companies

6.	Capture Near-Term Financial Synergies to Drive Long-Term Profitability
•	e.g. Reduce costs due to common infrastructure
•	e.g. Redirect duplicate R&D investments to higher leverage activities

7.	Combine Two Firms with Similar Cultures, Common Values, and Strong Reputations
•	High customer satisfaction with a focus on making customers stronger
•	Commitment to customer care—Total ownership experience
•	An exciting place to work with smart, ethical, and passionate employees

Dear Sales Colleague:

Today we announced our intent to merge with PeopleSoft, thus forming the industry’s second largest enterprise application software company, with combined revenues of $2.8B, more than 11,000 customers, and more than 12,000 employees.

I believe, as do the rest of the executive team and the board of directors, that this merger is the best way to maximize the value of J.D. Edwards as a business asset. An outline of the value components of the merger is given below.

As a sales executive, this merger will provide tremendous opportunity. Opportunities to sell will be expanded dramatically as we become a vital part of a larger software company with more and in some cases stronger products to sell. We will be in more vertical markets and in more geographies. In short, this provides us with more opportunity.

Details of how J.D. Edwards will be integrated with PeopleSoft are being developed as we speak, and these will be shared with you as soon as they are available. But, you can rest assured that selling more solutions is the name of the game in the new, combined company, and we need AEs and SCs to help us achieve that.

As you probably know, this transaction will have to go through shareholder approval and several government reviews (SEC, anti-trust, etc.), which we believe we will pass, but it will take around 120 days before the transaction is “closed.” During this period, we will continue to operate as an independent company with the same revenue goals we had prior to the announcement. PeopleSoft is still a competitor, and you should do nothing to temper your usual professional competitiveness.

So — what do you need to do during this “close” period?

I need you to increase your focus on closing as much business as possible. We cannot let this event stall our business momentum.

As a sales executive, you are now in a unique and challenging situation. While the ultimate value of this merger is real, this announcement will introduce fear, uncertainty, and doubt (FUD) into many of the prospects you are working with. Below is some key messaging that can help set the customers mind at ease as you move ahead with your sales opportunities.

It is important to note that the merged company is committed to long term support of J.D. Edwards customers and products. You can continue to sell with confidence because PeopleSoft acquired J.D. Edwards for the following key reasons:

•	Clear leadership in the mid-market — All mid-market customers should feel comfortable that they are now in the sweet spot of the new company. Further, PeopleSoft highly values the mid-market ‘go to market’ capability J.D. Edwards has created.

•	Clear product leadership in Manufacturing and Distribution — J.D. Edwards’ M&D (planning, execution and distribution) solutions are a strong addition to PeopleSoft’s products.

•	Clear leadership in Real Estate, Construction and Asset Management — Unique products that PeopleSoft does not have.

•	Clear commitment to building long-term relationships with our customers — Our continuing focus on building a close working relationship with our customers has built a strong and loyal customer base which will provide PeopleSoft expanded market opportunity.

•	6600 satisfied customers — Our customer base is a huge asset that the combined company will continue to nurture and to provide more product value to them over time.

•	Cross sell opportunity into J.D. Edwards’ customer base — PeopleSoft has a strong set of products that can be sold into the J.D. Edwards customer base (e.g. e-procurement, sourcing, contracts, contract labor management, …) to deliver more value to their businesses.

Remember that until we secure the required approvals, we are still direct competitors with PeopleSoft, and we are expecting that you will continue to beat them in competitive deals. In fact, you might imagine that winning business from PeopleSoft and others is one of the best ways to demonstrate your long-term value to the combined organization. Please do an account strategy update on your entire Q3 and Q4 pipeline and outline the set of actions to move these accounts ahead. Please work with your sales manager on any issues and escalate any that are critical as soon as possible so we can work them together.

Call on me personally if I can help you succeed during this transition period.

Harry Debes

Senior VP, The Americas

Core Merger Value Messaging

Market Expertise

•	The merger brings together J.D. Edwards’ leadership in the mid-market with PeopleSoft’s strong position in the large enterprise space.

•	The new company combines PeopleSoft’s strength in the services industries and government, with J.D. Edwards’ strength in manufacturing and distribution, asset intensive industries, and project oriented industries.

•	The merger expands our ability to reach international markets.

•	In summary, this dramatically broadens the ability of the new company to serve the entire enterprise application software market.

Product Leadership

Like J.D. Edwards, PeopleSoft’s enterprise suite of products are regarded as some of the best in the industry. J.D. Edwards is ranked as one of the strongest companies in providing products for manufacturing & distribution, highlighted by our integrated advanced planning and supply chain execution software. These complementary product capabilities offer significant opportunity for cross-selling to our combined customers as well as providing a more complete set of solutions for new customers.

Enhancing Our Common Culture

The employees of both of our companies share a cultural passion for serving the customer and delivering measurable value. We express this in our commitment to making customers stronger. PeopleSoft shares this commitment to delivering real value to each customer.

In summary, this merger is the result of a well-considered decision by our board of directors, with the belief that this is the best strategic action for J.D. Edwards to take. The people and assets of J.D. Edwards will add tremendous value to the new combined company, and the new company will offer our people a compelling opportunity for career growth. The resulting business has greater global scale and market expertise, along with the opportunity for increased revenue growth and increased margins and profits.

PeopleSoft’s History of Innovation

From the PeopleSoft Web site

PeopleSoft has a history of innovating at technology shifts and bringing the benefits to our customers’ desktops. It started in the mid-1980s when company founders Dave Duffield and Ken Morris built our first human resources application on a client-server platform instead of the traditional mainframe, adding needed flexibility and putting more power into the hands of users. And it’s happening again right now, as the generational shift from client-server to Internet architecture brings organizations the opportunity to enhance their interactions with their customers, suppliers, and employees dramatically.

While consumer applications on the Internet have evolved to the mass adoption stage, changing the fabric of everyday life, businesses have just scratched the surface. In 1998, PeopleSoft recognized that Fortune 2000 corporate strategic plans were increasingly looking to the Internet to increase profitability by making customer and vendor transactions faster and better.

As a result, we retrenched our internal strategy, halting development of anything that wasn’t a pure Internet application. We directed the bulk of our resources — $500 million and 2,000 developers over two years — into our new pure Internet platform for the real-time enterprise. The result is PeopleSoft 8, with more than 150 pure Internet applications. All with no client software to maintain. All designed to build loyal customer relationships, enable better supplier communication, and make employee recruiting and retention more efficient. Today, more than 1,000 customers in 144 countries are reaping the real-world benefits of our investment.

PeopleSoft 8 makes better interactions possible by delivering both the relationship and analytic data you need to the employee in your organization who needs it, when they need it. Relationship data includes details of past transactions, from the size and status of a vendor’s latest shipment to which sport a customer’s kids play. Business analytic data indicates which customers are the most important based on the amount of product they are likely to buy and your cost of serving them, or which vendors deliver the highest quality products, on time and at the best price. The sales force or customer service teams have that data available from any browser when the customer calls or when the vendor is ready to negotiate a price.

Optimizing interactions, managing real-time business processes, analyzing your business to anticipate opportunities, increasing revenue, and reducing costs. It all adds up to more profitable relationships. It’s what you can expect from PeopleSoft: software and services for the real-time enterprise.

Blackout Period Reminder and Investor Conference Call Information

When J.D. Edwards announced its intent to merge with PeopleSoft June 2 before the U.S. stock market opened, a two business day blackout period was triggered. During the blackout period no employee or insider of J.D. Edwards may execute a trade in the company’s stock. The blackout started Monday, June 2, 2003. It will end when the market opens June 4.

The company’s Insider Trading Policy, which sets forth a detailed explanation of the company’s rules regarding trading and commonly asked questions and their answers regarding the Insider Trading Policy, may be accessed on the Knowledge Garden®.

Send questions regarding the Insider Trading Policy to stock_questions@jdedwards.com. When in doubt, contact Rick Snow in the Legal department.

J.D. Edwards will host an Investor conference call Monday, June 2, 2003. The call will take place at 8:30 a.m. Eastern Time. Employees can listen to the call on the “Investor Relations” section of the J.D. Edwards Web site, www.jdedwards.com.

Additional Information About the Merger and Where to Find It

PeopleSoft intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of PeopleSoft and J.D. Edwards, and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF PEOPLESOFT AND J.D. EDWARDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLESOFT, J.D. EDWARDS AND THE PROPOSED MERGER. In addition to the registration statement to be filed by PeopleSoft in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of PeopleSoft and J.D. Edwards in connection with the proposed merger, each of PeopleSoft and J.D. Edwards file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may also be obtained from PeopleSoft and J.D. Edwards. In addition, investors and security holders may access copies of the documents filed with the SEC by PeopleSoft on PeopleSoft’s website at www.peoplesoft.com. Investors and security holders may obtain copies of the documents filed with the SEC by J.D. Edwards on J.D. Edwards’ website at www.jdedwards.com.

PeopleSoft, J.D. Edwards and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of PeopleSoft is set forth in PeopleSoft’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 28, 2003. A description of the interests of the directors and executive officers of J.D. Edwards is set forth in J.D. Edwards’ proxy statement for its 2003 annual meeting, which was filed with the SEC on February 21, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.